UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):    May 26, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

_________________________

Item 9.  Other Events

On May 26, 2021, Contact Gold Corp. (the "Company") published voting results from the annual and special meeting of shareholders (the "ASM") held on May 25, 2021.  The Company reported that a total of 160,368,117 common shares were voted, representing the votes attached to approximately 66.59% of all outstanding common shares.

Shareholders voted in favour of the election of all director nominees. The following voting results were provided:

Director	Votes for	% Votes for	% Votes withheld
Charlie Davies	155,942,432	99.63%	0.37%
John Dorward	155,978,337	99.65%	0.35%
Andrew Farncomb	155,977,417	99.65%	0.35%
Riyaz Lalani	155,977,417	99.65%	0.35%
Matthew Lennox-King	155,988,352	99.66%	0.34%
George Salamis	155,988,337	99.66%	0.34%

Shareholders also voted in favour of (i) the reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company; (ii) the plan of conversion from the State of Nevada to continue into the Province of British Columbia (the "Continuance"); and (iii) the plan of arrangement under the laws of British Columbia (the "Arrangement" and together with the Continuance, the "Repatriation Transaction").

The following voting results were provided:

	Votes for	% Votes for	% Votes against
Reappointment of Ernst & Young LLP,	160,352,197	99.99%	0.00%
Continuance to British Columbia	155,742,028	99.50%	0.50%
Plan of Arrangement	156,483,073	99.98%	0.02%

Completion of the Arrangement is also subject to approval by the Supreme Court of British Columbia, and receipt of applicable regulatory approvals and consents as may be required to effect and complete the transaction, including approval of the TSX Venture Exchange (the "TSXV").

Assuming that all requisite approvals are received, the Company disclosed that it expects to close the proposed Repatriation Transaction during the first week of June 2021.

Copies of the news release is attached hereto, as Exhibit 15.1 and is incorporated herein by reference.

Index to Exhibits

Exhibit Number	Description

15.1	News Release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  May 26, 2021